U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

                          File No.: __________________

                                 CIK:0001103640

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  QUIXIT, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)

         COLORADO                                      84-1482082
State or other jurisdiction of                         IRS Employer ID Number
incorporation or organization

7609 Ralston Road, Arvada, Colorado                    80002
(Address of principal executive offices)            (Zip Code)

Issuer's telephone number:   (303) 422-8127

Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

                                TABLE OF CONTENTS

                                     PART I

                                                                         Page

Item 1. Business.....................................................      3

Item 2. Management's Discussion and Analysis of Financial
        Condition and Results of Operations....................            18

Item 3. Properties..................................................       20

Item 4. Security Ownership of Certain Beneficial Owners
        and Management........................................             21

Item 5. Directors and Executive Officers of the Registrant..........       21

Item 6. Executive Compensation......................................       24

Item 7. Certain Relationships and Related Transactions..............       25

Item 8. Description of Securities...................................       26

                                     PART II

Item 1. Market for Registrant's Common Stock and
        Security Holder Matters...............................             27

Item 2. Legal Proceedings...........................................       28

Item 3. Changes in and Disagreements with Accountants
        on Accounting and Financial Disclosure................             28

Item 4. Recent Sales of Unregistered Securities.....................       28

Item 5. Indemnification of Directors and Officers...................       33

                                    PART F/S

Signature Page...........................................................  34

Index to Financial Statements...........................................   35

Financial Statements and Supplementary Data.(December 31, 1999)....     F-1-F-11

Financial Statements and Supplementary Data.(September 30, 2000)...     F-1-F-6

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

         The Company was incorporated on May 15, 1997, under the laws of the state of Colorado as a wholly owned subsidiary of Ximedix, Inc. Ximedix, Inc. transferred the exclusive rights and related assets to the patented and copyrighted IV Safe-Trace line of products for the organization, identification and control of fluid drug administration procedures in hospital settings as well as a computer software development project, identified as the MediQ Medication Error Quality Improvement System. Effective July 1, 1998, Ximedix, Inc, "spun-off" the Quixit, Inc. subsidiary to the Ximedix, Inc. shareholders of record as of June 30, 1998. The Company sold the IV Safe-Trace System product rights, assets, customer and vendor lists and certain liabilities to a newly formed corporation (MedShield Corporation) and the MediQ Software development assets and certain liabilities to TeleMedix International, LTD. on March 25, 1999 for assumption of debt. Essentially all expenditures and expenses incurred in 1997, 1998 and through the 1st Quarter of 1999 were directly attributable to the development of the MediQ Computer Software System.

         900,000 shares of common stock were purchased by issuance of a note for $25,000 in March 1999 from Business Exchange Holding Corp. H. Daniel Boone paid the note for $25,000 in 2000 and acquired 900,000 shares of common stock. The proceeds of the note, $25,000, were paid to MedShield Corp. pursuant to its contract with Quixit, Inc. whereby it acquired certain assets, including the subscription proceeds, and assumed certain liabilities. The Company has no commercial operations as of date hereof. The Company has no full-time employees and owns no real estate.

         The Company is a "shell" company and its only current business plan is to seek, investigate, and, if warranted, acquire one or more businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

         At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

         It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

         The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

         The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.

         If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the
Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

         Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

         It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

         The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

         1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

         2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

         3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

         To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

         It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

         It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

         The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

         1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

         3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors-The Company-Regulation of Penny Stocks."

         4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         5. The extent to which the business opportunity can be advanced;

         6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

         9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

         In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total net tangible assets of at least $4,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

         No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

         As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check
references  of  management  and  key  personnel,   and  take  other   reasonable
investigative measures, to the extent of the Company's limited financial resources and management expertise.

         It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors -- Regulation of Penny Stocks."

         Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

         There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

FORM OF ACQUISITION

         It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

         It is likely that the Company will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

         As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

         In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

INVESTMENT COMPANY ACT AND OTHER REGULATION

         The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

         Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

         The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

         Any securities which the Company might acquire in exchange for its common stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

         An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

         The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than does the Company.

NO RIGHTS OF DISSENTING SHAREHOLDERS

         The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because the Colorado Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. A transaction could be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary, and if so structured, a shareholder will have no right of dissent under Colorado law.

NO TARGET CANDIDATES FOR ACQUISITION

         None of the Company's Officers, Directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

ADMINISTRATIVE OFFICES

         The Company currently maintains a mailing address at 7609 Ralston Road, Arvada, Colorado 80002. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

EMPLOYEES

         The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if for. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

RISK FACTORS

         1. Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

         It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

         2. Need For Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

         3. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

         4. Lack of Operating History. The Company was formed in May 1997 for the purpose of seeking a business opportunity. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, the Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         5. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

         6. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky.

The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See
Item 1 "Description of Business."

         7. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

         8. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

         9. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

         10. Reliance upon Financial Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

         Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

         In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

         11. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

         12. Dependence upon Management; Limited Participation of Management. The Company currently has only three individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

         13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with
Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

         14. Indemnification of Officers and Directors. Colorado Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

         15. Director's Liability Limited. Colorado Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

         16. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

         17. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

         18. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

         19. No Foreseeable Dividends. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

         20. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired, an amount of the Company's authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

         21. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

         22. Rule 144 Sales. 900,000 of the outstanding shares of common stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders holding 100,000 common shares of the Company have held their shares for two years and under Rule 144(K) have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

         23. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

         24. Blue Sky Restrictions. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

         At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

         In the event of a violation of state laws regarding resale of "blank check" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF OPERATIONS OR PLAN OF OPERATIONS.

LIQUIDITY AND CAPITAL RESOURCES

         The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no significant capital resources and has negative stockholder's equity of ($2,500). The Company has no current assets and no total assets.

         The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998

         The Company had revenues in 1999 of $1,930.47 and $5,410 in 1998. The Company incurred $17,512.91 in expenses in 1999 as compared to $52,581 in expenses in 1998.

         The net operating loss in 1999 was $(15,582.44) as compared to $(45,367) in 1998. The Company had interest expense of $2,901 in 1999 and $4,031 in 1998. The net loss was ($18,483) in 1999 compared to a net loss of $49,398 in 1998. In 1999 the Company recorded an extraordinary loss of ($51,139) from the sale of its businesses. Loss per share, excluding extraordinary loss was ($.02) per share in 1999 compared to ($.05) in 1998. The net loss per share each year was less than ($.01) per share.

         For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2000

         The Company incurred $2,500 in audit expenses in the nine months ended September 30, 2000. The Company had $17,162 in expenses in the same nine month period in 1999 and $2,901 in interest expense. The Company had no revenues in the nine months in 2000 but had $1,930 in revenues in the period in 1999. The Company had losses of ($2,500) on operations in the nine month period in 2000 as compared to ($18,484) in 1999. Loss per share for the period was less than ($.01) in 2000 and ($.18) in 1999.

         At period end, the Company had no cash on hand for any operations. It will need loans or cash infusions from shareholders in order to continue any efforts toward business.

NEED FOR ADDITIONAL FINANCING

         The Company does not have capital sufficient to meet the Company's cash needs. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.


ITEM 3. DESCRIPTION OF PROPERTY.

         The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 7609 Ralston Road, Arvada, Colorado 80002. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

         The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the Company. Also included are the shares held by all executive officers and directors as a group.

SHAREHOLDERS/                       NUMBER OF SHARES          OWNERSHIP
BENEFICIAL OWNERS                                             PERCENTAGE
------------------------------------------------------------------------------

H. Daniel Boone                            900,000               90%
President & Director


All directors and executive                900,000               90%
officers as a group (1 person)

Each principal shareholder has sole investment power and sole voting power over the shares.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.

         The directors and executive officers currently serving the Company are as follows:

NAME                   POSITION HELD                          TENURE

H. Daniel Boone        President and Director            Annual since 1999


         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION


         H. DANIEL BOONE, age 62, is President and Director of Quixit, Inc. since August 2000. From 1956-1967, Mr. Boone attended Southern Methodist University in Dallas, Texas. Form 1957-1961, he also attended the University of Houston in Houston, Texas and graduated with a Bachelors in Business
Administration.   From  1961-1962,  he  attended  General  Motors  Institute  of
Technology in Flint, Michigan and graduated with a Masters in automobile dealership management. Mr. Boone's business experience from 1995 to present includes being a general partner in B&F Investments, a private equity investment firm. Additionally, he has been a consultant to several public companies involved in various industries and also a participant in various mergers and acquisition entities, both public and private. Mr. Boone was actively involved in the automobile industry (1957-1995) including all phases and ending in 1995 with over 30 years as President, CEO and Dealer/Owner of 12 major domestic and foreign franchises.

         Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

         None  of  the  Company's   officers  and/or   directors   receives  any
compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

         It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         The Company has adopted a policy that its affiliates and management shall not be issued further common shares of the Company, except in the event discussed in the preceding paragraphs.


INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Colorado Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

EXCLUSION OF LIABILITY

         The Colorado Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Colorado Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1999.

         The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6. EXECUTIVE COMPENSATION.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                    Annual Compensation                                          Awards

Name & Principal           Year      Salary       Bonus       Other Annual           Restricted         Securities
Position                             ($)          ($)         Comp-                  Stock              Underlying
                                                              ensation ($)           Award(s)           Options
                                                                                     ($)                /SARS (#)
------------------------------------------------------------------------------------------------------------------
H. Daniel Boone,           1998      0            0           0                      0                  0
President                  1999      0            0           0                      0                  0
                           2000      0            0           0                      0                  0



                                              Directors Compensation
Name                                     Annual         Meeting        Consulting        Number         Number of
                                         Retainer       Fees ($)       Fees/Other        of Shares      Securities
                                         Fee($)                        Fees ($)          (#)            Underlying
                                                                                                        Options
                                                                                                        SARS (#)
-------------------------------------------------------------------------------------------------------------------
A. Director, H. Daniel Boone             0              0              0                 0              0


        Option/SAR Grants Table (None)

        Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value (None)

        Long Term Incentive Plans - Awards in Last Fiscal Year (None)

         No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement. There is no current plan in existence, to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company was incorporated on May 15, 1997, under the laws of the state of Colorado as a wholly owned subsidiary of Ximedix, Inc. Ximedix, Inc. transferred the exclusive rights and related assets to the patented and copyrighted IV Safe-Trace line of products for the organization, identification and control of fluid drug administration procedures in hospital settings as well as a computer software development project, identified as the MediQ Medication Error Quality Improvement System. Effective July 1, 1998, Ximedix, Inc, "spun-off" the Quixit, Inc. subsidiary to the Ximedix, Inc. shareholders of record as of June 30, 1998. In view of the situation that realization of any portion of the assets was determined to be infeasible under the existing structure, management therefore decided to sell the MediQ Software development assets and certain liabilities to TeleMedix International, LTD., a new telemedicine venture, and sell the IV Safe-Trace assets and rights to MedShield Corporation for assumption of certain liabilities. After spin-off, the Company sold the IV Safe-Trace System product rights, assets, customer and vendor lists and certain liabilities to a newly formed corporation (MedShield Corporation) and the MediQ Software development assets and certain liabilities to TeleMedix International, LTD. on March 25, 1999 for assumption of debt. Essentially all expenditures and expenses incurred in 1997, 1998 and through the 1st Quarter of 1999 were directly attributable to the development of the MediQ Computer Software System.

         All product rights and trade names and trade marks were transferred to TeleMedix Int'l, LTD and MedShield Corp. in March 1999.

         The MedShield Corporation, including all assets and liabilities, was simultaneously acquired by Asset Transfer Associates, Inc. a private corporation controlled by Mr. Frank D. Sularz, (Quixit, Inc. former President, CEO, director and shareholder), Hardcastle Investments, LLP, (a Quixit, Inc. shareholder) and Protopak, Inc., (a Quixit, Inc. shareholder) for the assumption of liabilities and transfer of loans payable, property lease obligations and miscellaneous other expenses. TeleMedix International, Ltd. was owned and controlled by Frank
D. Sularz (former Quixit, Inc. President, CEO and director), George Dawes and Hardcastle Investments, LLP.

         The asset sale process of Quixit, Inc. required the vote by the Quixit, Inc. shareholders, which vote was completed and effective March 24, 1999, approving a 1 for 10 reverse stock split of the 1 million shares outstanding prior to the split resulting in 100,000 shares outstanding leaving 900,000 authorized but unissued shares. At March 30, 1999, a stock subscription agreement between Quixit, Inc. and Business Exchange Holding Corporaiton was executed for these 900,000 shares, and a note was issued for $25,000 which note was redeemed in 2000 by H. Daniel Boone, upon assignment of the shares by Business Exchange Holding Corp. The proceeds of the subscription payment were assigned to MedShield Corporation as a partial off-set to the liabilities assumed by MedShield.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

         Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of common stock $.001 par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

         The Company is in the process of amending its Articles of Incorporation to authorize 50,000,000 shares of common stock. Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 100,000 shares of preferred stock. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in classes and series and is further authorized to establish such classes and series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each class or series, and to allow for the conversion of preferred stock into common stock. No preferred stock has been issued by the Company. Preferred stock may be utilized in making acquisitions.

SHAREHOLDERS

         Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

         No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

TRANSFER AGENT

         The Company has engaged Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, Colorado 80020 as its transfer agent.

REPORTS TO STOCKHOLDERS

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         No public trading market exists for the Company's securities and 900,000 of its outstanding securities are restricted securities as defined in Rule 144. There is and has been no quoted price for the common stock of registrant, since inception. There were fifty (50) holders of record of the Company's common stock on February 1, 2001. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.


ITEM 2.           LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.


ITEM 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There have been no changes in accountants, or disagreements with accountants as to any accounting issues or policies since inception of the Company.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Since May 15, 1997 (the date of the Company's  formation),  the Company has  sold  its  common  stock  to the  persons  listed  in the  table  below  in transactions summarized as follows:
Purchaser                                               Per Share               Purchase            Date of             Shares
                                                                                  Amount           Purchase     (adjusted for
                                                                                                                reverse split)
--------------------------------------------      ---------------     ------------------     --------------     --------------
Business Exchange Holding Corp. assigned to
H. Daniel Boone                                              $.02             $25,000            March 1999            900,000
1231 Pine Walk Trail
Spring, TX  77388
--------------------------------------------      ---------------     ------------------     --------------     --------------

NOTE: THE FOLLOWING PERSONS  PURCHASED SHARES IN XIMEDIX,  INC., A FORMER PARENT
CORPORATION, IN THE AMOUNTS AND ON THE DATES SHOWN. XIMEDIX, INC., IN A PRO RATA
DIVIDEND TO SHAREHOLDERS,  ISSUED SHARES OF ITS WHOLLY OWNED SUBSIDIARY, QUIXIT,
INC. AS OF JUNE 30, 1998 TO ITS  SHAREHOLDERS.  QUIXIT,  INC. THEN CONTINUED THE
BUSINESSES  OF MEDIQ AND IV  SAFE-TRACE,  INC.  UNTIL MARCH 1999.  (*SHOWN BELOW
REPRESENTS ORIGINAL PURCHASE PRICE OF SHARES OF XIMEDIX, INC. BEFORE DIVIDEND)



Arthur L. Aikin                                              $.79                $491.38 *           7/1/98                622
19 Maple Avenue
Colorado Springs, CO 80906

Norton Boslow                                                $.79                 $19.75 *           7/1/98                 25
13121 E. Yale Ave.
Aurora, CO 80014

John Case                                                    $.79                 $15.80 *           7/1/98                 20
10081 East Cornell
Denver, CO 80231

Martha Cobb, MS, RN                                          $.79                $395.00 *           7/1/98                500
8950 Bear's Path
Tucson, AZ 85749-8139

Walter Comer, M.D.                                           $.79                  $9.48 *           7/1/98                 12
2259 Fernwood Court
Grand Junction, CO 81506

George A. Dawes                                            $0.607              $5,092.73 *          7/1/98-              8,390
107 W. Cheyenne Rd., #710                                                                           3/24/99
Colorado Springs, CO 80906-2548

Ediner, Inc.                                                 $.79              $1,063.34 *           7/1/98              1,346
c/o Gary Copperud
1234 Trappers Point
Fort Collins, CO 80524

Clorinda Fadness                                             $.79                $256.75 *           7/1/98                325
7245 Churchwood
Colorado Springs, CO 80918

                                       29



First National Bank of Onaga,                                $.79                $193.55 *           7/1/98                245
Trustor
FBO Stephen C. Telatnik, M.D.
301 Leonard Street
Onaga, KS 66521

Dennis Fitzgerald                                            $.79                $158.00 *           7/1/98                200
65 Upland Road
Colorado Springs, CO 80906

Mr. Joseph D. Graff, Jr.                                     $.79              $1,311.40 *           7/1/98              1,660
11730 Timber Lane Ct.
Colorado Springs, CO 80908

Gary E. Hanks                                                $.79              $4,613.60 *           7/1/98              5,840
25 Yarborough Heights
Colorado Springs, CO 80906

Hardcastle Investments, L.P.                               $0.607             $12,390.08 *          7/1/98-             20,412
18755 Avenue 314                                                                                    3/24/99
Visalia, CA 93292

James H. Hartman                                             $.79                 $63.20 *           7/1/98                 80
6120 Little Johnny Dr.
Colorado Springs, CO 80918

JGL, Inc.                                                    $.79              $1,975.00 *           7/1/98              2,500
Gregory B. Johnson                                           $.79                $237.00 *           7/1/98                300
3005 Bayview Drive
Manhattan Beach, CA 90266

W. Lee Johnson                                             $.0607              $3,811.96 *          7/1/98-              6,280
5585 Erindale Drive                                                                                 3/24/99
Colorado Springs, CO 80918

Kenneth Leiman                                               $.79              $3,476.00 *           7/1/98              4,400
P.O. Box 36135
Denver, CO 80236

Longman & Company                                            $.79              $1,136.02 *           7/1/98              1,438
13140 N. Ranger Rd.
Parker, CO 80134

John B. Longman                                              $.79                $519.82 *           7/1/98                658
13140 N. Ranger Rd.
Parker, CO 80134

                                       30


James E. Mardosz                                             $.79              $3,160.00 *           7/1/98              4,000
3875 Saddle Rock Road
Colorado Springs, CO 80918

Ursula E. Mata                                               $.79                $276.50 *           7/1/98                350
6945 Fielding Cir., E.
Colorado Springs, CO 80911

Barbara McNichol                                             $.79                  $7.90 *           7/1/98                 10
12848 EAST 130TH Avenue
Thornton, CO 80241

Medicine Root, Inc.                                          $.79                $948.00 *           7/1/98              1,200
P.O. Box 788
Louisville, CO 80027

Dennis J. Meehan                                             $.79                $528.51 *           7/1/98                669
380 Oakhurst Lane
Colorado Springs, CO 80906

Robert E. Meehan                                             $.79                 $19.75 *           7/1/98                 25
727 Tramway Lane NE #17
Albuquerque, NM 87122-1674

Roger Miller                                                 $.79                 $79.00 *           7/1/98                100
7035 Switchback Trail
Colorado Springs, CO 80919

Carol Mountjoy, RN                                           $.79                 $98.75 *           7/1/98                125
802 Sixth Street
Petaluma, CA 94952

David Murphy, M.D.                                           $.79                $939.31 *           7/1/98              1,189
14 LPL Ave.,
Levitown Exec. Homes
Paraaque 1711, Metro Manila
Phillippines

Tammy Phillips                                               $.79                 $15.80 *           7/1/98                 20
4845 Del Sol Road
Colorado Springs, CO 80918

John C. Prescott                                             $.79                 $40.29 *           7/1/98                 51
4450 East Oxford Place
Cherry Hills Village, CO 80110

                                       31



Gordon Price                                                 $.79                 $31.60 *           7/1/98                 40
650 Bear Paw Lane, North
Colorado Springs, CO 80906

Protopak, Inc.                                               $.79              $1,142.34 *           7/1/98              1,446
c/o Sularz Family
3375 Knoll Lane, Apt. 245
Colorado Springs, CO 80917

Melvin & Sandra Ratkovich                                    $.79              $2,617.27 *           7/1/98              3,313
1555 Ashcroft Way
Sunnyvale, CA 94087

Nicholas Ratkovich Trust                                     $.79                $197.50 *           7/1/98                250
1555 Ashcroft Way
Sunnyvale, CA 94087

Richard Robinson, CPA                                      $0.607                $607.00 *          7/1/98-              1,000
No. 1 Caliente Road                                                                                 3/24/99
Santa Fe, NM 87505

Frank O. Schmeister                                          $.79                $940.10 *           7/1/98              1,190
8627 Guthrie Road
Calhan, CO 80808

Bryan M. Shieman, M.D.                                       $.79                $493.75 *           7/1/98                625
3800 Ravensbury Ave.
Los Altos Hills, CA 94024

Robert A. Spade                                              $.79                 $79.00 *           7/1/98                100
P.O. Box No. 117
Woodland Park, CO 80866

Frank D. Sularz                                           $.0.607             $13,077.15 *          7/1/98-             21,545
3375 Knoll Lane, Apt. 245                                                                           3/24/99
Colorado Springs, CO 80917

Henry A. Sularz                                              $.79                $301.78 *           7/1/98                382
3800 Gettysburg Ave.
New Hope, MN 55427

Stephen C. Tealtnik, M.D.                                    $.79                 $49.77 *           7/1/98                 63
4 Springdowns Way
Colorado Springs, CO 80906

Enrox, Inc.                                                  $.79               $2,551.7 *           7/1/98              3,230
4605 Denise Drive
Englewood, CO 80111

                                       32



Trust Co. of America, FBO                                    $.79                $210.14 *           7/1/98                266
Donald C. Downs, IRA
7103 S. Revere Pkwy.
Englewood, CO 80112

Roberta Usselman                                             $.79                $258.33 *           7/1/98                327
2052 Hampson Avenue
Cour d'Alene, ID 83815

David C. Wagner                                              $.79                $790.00 *           7/1/98              1,000
Wagner & Associates
8400 E. Prentice Ave., Penthouse
Englewood, CO 80111

Steven C. Watkins                                            $.79                $414.75 *           7/1/98                525
4845 Del Sol Road
Colorado Springs, CO 80918

Jeffrey M. Wells                                             $.79                 $63.20 *           7/1/98                 80
3166 East Oak Creek Dr.
Colorado Springs, CO 80906

William T. Wells                                             $.79                $822.39 *           7/1/98              1,041
156 Miramar Drive
Colorado Springs, CO 80906

Nona M. Womack                                               $.79                $462.15 *           7/1/98                585
4330 Old Ranch Road
Colorado Springs, CO 80908

NOTE: THE SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE DIVIDEND AND REVERSE SPLIT AS QUIXIT, INC. SHARES, EVEN THOUGH THEY WERE ORIGINALLY PURCHASED IN XIMEDIX, INC., QUIXIT'S PARENT.

         Each of the sales listed above was made for cash as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Rule 504 of Reg. D and Section 3(b) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Colorado Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 9, 2001

                                          QUIXIT, INC.

                                          BY:/s/H. Daniel Boone
                                             H. Daniel Boone, President



                                          Directors:

                                            /s/H. Daniel Boone
                                             H. Daniel Boone, Director

                                  QUIXIT, INC.
                 Former Wholly Owned Subsidiary of Ximedix, Inc.


                              FINANCIAL STATEMENTS

                 For The Years Ended December 31, 1999 and 1998

                                TABLE OF CONTENTS

                                                                      Page

Auditor's Report                                                      F-1

Financial Statements

         Balance Sheets                                               F-2

         Statements of Income                                         F-3

         Statements of Stockholder's Equity                           F-4

         Statements of Cash Flows                                     F-5

         Notes to Financial Statements                                F-6-F-11

                         HILDERBRAND & associates, p.c.
         AN ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Jerry Hilderbrand, C.P.A.                               (719)634-2815
                                               Fax:     (719)634-2817

To the Board of Directors
Quixit, Inc.
Colorado Springs, Colorado

We have audited the accompanying balance sheets of Quixit, Inc. (a Colorado corporation and former wholly owned subsidiary of Ximedix, Inc.) as of December 31, 1999 and 1998, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quixit, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Quixit, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the plans to sell and transfer certain assets, liabilities and rights that represents substantially all of the Company's assets and operations has been completed. The financial statements at December 31, 1999 reflect such transfers.

/s/Hilderbrand & associates, p.c.

Hilderbrand & associates, p.c.
November 10, 2000


        455 E. Pikes Peak, Suite 305 * Colorado Springs, Colorado 80903

                                    Page F-1

                                                   QUIXIT, INC.
                                        (Former Subsidiary of Ximedix, Inc.)
                                                   BALANCE SHEET
                                                    December 31,

                                               1999                                      1998
                                       ------------------                 ----------------------


                                               ASSETS

CURRENT ASSETS
Cash                                     $       .00                                       73.00
Accounts Receivable                              .00                                    1,100.00
Inventory                                        .00                                    5,140.00
Other Current Assets                             .00                                      675.00
                                       ------------------                 ----------------------
TOTAL CURRENT ASSETS                             .00                                    6,988.00

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment                          .00                                    5,690.00
Less: Accumulated Depreciation                   .00                                   (4,963.00)
                                       ------------------                 ----------------------
TOTAL PROPERTY, PLANT AND EQUIPMENT              .00                                      727.00


OTHER ASSETS
Intangible assets
Product Rights                                   .00                                  136,125.00
Trade Names & Trade Marks                        .00                                   20,000.00
Accumulated Amortization                         .00                                 (27,932.00)
                                       -------------------             -------------------------
TOTAL OTHER ASSET                                .00                                  128,193.00
                                       -------------------             -------------------------

TOTAL ASSETS                                     .00                                 $135,908.00
                                       ===================             =========================

                                LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
 Accrued expenses
  Accrued Interest Payable              $        .00                       $            4,208.82
 Other current liabilities
  Accounts Payable - Ximedix                     .00                                   19,484.50
 Advances from shareholders                      .00                                   24,709.00
                                       ------------------              -------------------------
  TOTAL CURRENT LIABILITIES                      .00                                   48,402.32

Long-term liabilities
 Long-term debt                                  .00                                   85,222.00

Stockholders Equity
 Common stock                               1,000.00                                      923.45
 Common stock subscribed                    9,000.00                                         .00
 Additional paid in capital               125,792.59                                   67,530.14
 Retained earnings                       (135,792.59)                                 (66,169.91)
                                       -------------------             --------------------------
 TOTAL STOCKHOLDERS EQUITY                       .00                                    2,283.68
                                       -------------------             --------------------------

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY    $   .00                       $          135,908.00
                                       ===================             ==========================


                      See auditor's report and notes to financial statements.

                                                 F-2


                                  QUIXIT, INC.
                      (Former Subsidiary of Ximedix, Inc.)
                           STATEMENTS OF INCOME (LOSS)
                       For the periods ended December 31,

                                            1999                     1998
                                        -------------            --------------

Operating revenue
 Sales                                  $    1,930.47           $     5,410.00

Cost of goods sold
 Purchases                                     350.58                 1,803.00
                                        -------------            --------------
  Gross Profit (Loss)                        1,579.89                 3,607.00

General and administrative
 Amortization                                7,373.00                20,112.00
 Depreciation expense                          204.00                   767.00
 Legal and accounting                        3,600.00                      .00
 Office expenses                             5,229.40                19,635.73
 Other expenses                                 60.00                      .00
 Rental expenses                               675.00                 1,350.00
 Supplies                                       20.93                      .00
 Travel expenses                                  .00                 6,834.00
 Telephone                                        .00                   275.50
                                        -------------            --------------
  TOTAL GENERAL AND ADMINISTRATIVE          17,162.33                48,974.23

  Income (Loss) From Operations            (15,582.44)              (45,367.23)

Other income
  Sale of subsidiary                       (51,139.05)                     .00

Other expenses
 Interest expense                            2,901.19                 4,031.34
                                        -------------            --------------

Net Income (Loss)                          (69,622.68)              (49,398.57)
                                        =============            ==============

Net loss per share                              ($.07)                   ($.05)

Weighted Average Common Shares
(adjusted for reverse-split in 1999)     1,000,000                1,000,000


             See auditor's report and notes to financial statements
                                       F-3

                                  QUIXIT, INC.
                      (Former Subsidiary of Ximedix, Inc.)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1999 and 1998


                                                  Common Stock
                                                     Issued                          Additional
                                             No. of                   Common Stock   Paid-In        Retained
                                             Shares         Amount     Subscribed    Capital        Earnings       Total
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                 200       $0.200         $0.00     $54,587.80     ($16,771.34)   $37,816.66

     Sale of Common Stock                     923,245      923,245                    12,942.34                     13,865.59

     Net Loss                                                                                        (49,398.57)   (49,398.57)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                             923,445      923,445         $0.00      67,530.14      (66,169.91)     2,283.68

     Sale of Common Stock                      76,555       76,555                    58,262.45                     58,339.01
     1 for 10 Reverse Split                  (900,000)       0.000                                                      0.000
     Stock Subscription-900,000 shares                                  9,000.00                                     9,000.00

     Net Loss                                                                                        (69,622.68)   (69,622.68)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                             100,000       $1,000,000 $9,000.00    $125,792.59    ($135,792.59)       ($0.00)
===============================================================================================================================



            See auditor's report and notes to financial statements.

                                  QUIXIT, INC.
                      (Former Subsidiary of Ximedix, Inc.)
                             STATEMENT OF CASH FLOWS
                       For the periods ended December 31,

                                                                1999                 1998
                                                            -----------         ------------
Cash flows from operating activities:
Net Income (Loss)                                           $(69,622.68)        $(49,398.57)
Adjustments to reconcile net income(loss) to
 net cash provided by (used in) opertions:
  Depreciation and amortization expense                      (32,895.00)          20,879.14
  Decrease (increase) in accounts receivable                   1,100.00               (4.00)
  Decrease (increase) in inventories                           5,140.00              903.00
  Decrease (increase) in other current assets                    675.00             (675.00)
  Increase (decrease) in accrued expenses                     (4,208.82)           3,551.34
  Increase (decrease) in other current liabilities           (19,484.50)          (5,032.50)
                                                            -------------       ------------
Net cash provided by (used in) operating activities         (119,296.00)         (29,776.59)

Cash flows from investing activities:
  Investment in fixed assets                                   5,690.00             (350.00)
  Investment in intangible assets                            156,125.00          (77,912.00)
                                                            -------------       ------------
Net cash provided by (used in) investing activities          161,815.00          (78,262.00)

Cash flows from financing activities:
  Proceeds from additional paid in capital                    58,262.45           12,942.34
  Proceeds from issuance of common stock                       9,076.55              923.25
  Proceeds (reduction)s from long-term debt                  (85,222.00)          85,222.00
  Proceeds from shareholder advances                         (24,709.00)           9,024.00
                                                            ------------        -----------
Net cash provided by (used in) financing activities          (42,592.00)         108,111.59
                                                            ------------        -----------

Net Increase (Decrease) in Cash                        $         (73.00)        $     73.00
                                                            ============        ===========
Cash at Beginning of Period                                       73.00                 .00
                                                            ------------        -----------
Cash at End of Period                                  $            .00         $     73.00
                                                            ============        ===========


             See auditor's report and notes to financial statements
                                        F-5

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

OPERATIONS AND HISTORY

The Company was incorporated on May 15, 1997, under the laws of the state of Colorado as a wholly owned subsidiary of Ximedix, Inc. Ximedix, Inc. transferred the exclusive rights and related assets to the patented and copyrighted IV Safe-Trace line of products for the organization, identification and control of fluid drug administration procedures in hospital settings as well as a computer software development project, identified as the MediQ Medication Error Quality Improvement System. Effective July 1, 1998, Ximedix, Inc, "spun- off" the Quixit, Inc. subsidiary to the Ximedix, Inc. shareholders of record as of June 30, 1998. The Company sold the IV Safe-Trace System product rights, assets, customer and vendor lists and certain liabilities to a newly formed corporation (MedShield Corporation) and the MediQ Software development assets and certain liabilities to TeleMedix International, LTD. on March 25, 1999 for assumption of debt. Essentially all expenditures and expenses incurred in 1997, 1998 and through the 1st Quarter of 1999 were directly attributable to the development of the MediQ Computer Software System. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, however, the Company has been in the development stage and has sustained substantial operating losses since its inception.
(See also Note 2)

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers any highly liquid investments with an original maturity of three months or less to be cash equivalents. All cash was transferred to MedShield Corp. in March 1999.

ACCOUNTS RECEIVABLE

Accounts receivable are considered by management to be fully collectable, and, accordingly no allowance for doubtful accounts has been established. All accounts receivable were transferred to MedShield Corp. in March 1999.

                                     Page F-6

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
----------------------------------------------------------------

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or market. All inventories were transferred to MedShield Corp. in March 1999.


PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. All property and equipment were transferred to MedShield Corp. in March 1999.

INTANGIBLE ASSETS

Costs to acquire  and develop  products by  independent  contract  services  are
capitalized   as  product   rights  assets  and  are  being   amortized  on  the
straight-line method over a period of five years.

Costs to acquire trade names are capitalized as trade name assets and are being amortized on the straight-line method over a period of forty years.

All product rights and trade names and trade marks were transferred to TeleMedix Int'l, LTD and MedShield Corp. in March 1999.

NOTE 2 - LIQUIDATION OF BUSINESS
-------------------------------------

In view of the situation that realization of any portion of the assets was determined to be infeasible under the existing structure, management therefore decided to sell the MediQ Software development assets and certain liabilities to TeleMedix International, LTD., a new telemedicine venture, and sell the IV Safe-Trace assets and rights to MedShield Corporation for assumption of certain liabilities. In March 1999, Business Exchange Holding Corporation subscribed for and issued a note for $25,000 for 900,000 shares of common stock of Quixit, Inc. In 2000 the note was paid by H. Daniel Boone after an assignment by Business Exchange Holding Corporation. The proceeds of which will be assigned to MedShield Corporation as a partial off-set to the liabilities assumed by the entity.

The Company commenced a specific plan of liquidating its intangible and tangible assets and related liabilities in preparation for the final liquidation of the business by first forming MedShield Corporation, (a Colorado corporation) effective February 1, 1999, to which the IV Safe-Trace System product rights, assets, customer and vendor lists and certain liabilities were sold on March


                                     Page F-7

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE 2 - LIQUIDATION OF BUSINESS (CONTINUED)
-------------------------------------------------

25, 1999. The MedShield Corporation, including all assets and liabilities, was acquired by Asset Transfer Associates, Inc. a private corporation controlled by Mr. Frank D. Sularz, (Quixit, Inc. President/CEO and shareholder), Hardcastle Investments, LLP, (a Quixit, Inc. shareholder) and Protopak, Inc., (a Quixit, Inc. shareholder) for the assumption of liabilities and transfer of loans payable, property lease obligations and miscellaneous other expenses.

The transactions liquidation process of Quixit, Inc. required the vote by the Quixit, Inc. shareholders, which vote was completed and effective March 24, 1999, approving a 1 for 10 reverse stock split of the 1 million shares outstanding prior to the split resulting in 100,000 shares outstanding leaving 900,000 authorized but unissued shares. At March 30, 1999, a stock subscription agreement between Quixit, Inc. and Business Exchange Holding Corporation was adopted for these 900,000 shares, and a note was issued for $25,000 which note was redeemed in 2000.
(See Note 6)

NOTE 3 - PROPERTY AND EQUIPMENT
--------------------------------

Property and equipment consists of the following at December 31;


                                                1999                     1998
                                                ----                     ----

Manufacturing and Office Equipment           $   -0-                   $ 5,690

Less: Accumulated Depreciation                (  -0- )                  (4,963)
                                            ---------                 --------
         Net Property and Equipment          $   -0-                   $   727
                                             ========                  =======


Note: The property and equipment valuation is based on the transfer of cost and accumulated depreciation from Ximedix, Inc. as of date of incorporation on May 15, 1997, and subsequent purchases at cost. Final transfer was made to MedShield Corp. on March 25, 1999.


                                     Page F-8

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998

NOTE 4 - LONG-TERM DEBT
------------------------

At December 31, long-term notes payable consisted of the following:

                                                                                                 1999                1998
                                                                                                 ----                ----

10.0% note payable to Kenneth Leiman (a  shareholder),  dated September 1, 1998, unsecured,  interest payable in monthly  installments,  personally guaranteed by
Frank D.  Sularz,  President/CEO  of  Quixit,  Inc.  ($12,000  of this  loan was converted into 24,000 shares of Quixit, Inc. Common shares as of March 24, 1999.
The balance of $12,000,  plus  accrued  interest  of $1,135 was  transferred  to
TeleMedix International as of March 25, 1999.
The note is Due December 31, 2000.                                                               $  -0-            $ 24,000

Accrued interest due as of December 31,                                                             -0-                 480




12.0% note  payable to Patricia A. Sularz (an  individual),  dated  September 1,
1998, unsecured,  interest payable in monthly installments.  The note balance of
$18,000  plus  accrued   interest  of  $1,213  were   transferred  to  MedShield
Corporation as of March 25,1999. Note is due
December 31, 2000.                                                                                  -0-              18,000

Accrued interest due as of December 31,                                                             -0-                 722




12.0% note payable to Protopak,  Inc. (a shareholder),  dated September 1, 1998, unsecured, interest payable in monthly installments.  The note balance of $3,990 plus accrued interest of $269 were transferred to MedShield Corp.
as of March 25, 1999.   Note is due December 31, 2000.                                              -0-               3,990

Accrued interest due as of December 31,                                                             -0-                 160




                                     Page F-9

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


NOTE 4 - LONG-TERM DEBT (continued)
-----------------------------------
                                                                                                 1999                1998
                                                                                                 ----                ----

0.0% note  payable  to Frank D.  Sularz  (an  officer  and  shareholder),  dated
December 31, 1998, unsecured.  (Imputed interest effective as of January 1, 1999 at 12%)  The  note  balance  of  $19,232  plus  accrued  interest  of  $525  was transferred to MedShield Corporation as of March 25, 1999. Note is
due December 31, 2000.                                                                           -0-               19,232

Accrued interest due as of December 31,                                                          -0-                   -0-


12.0% note payable to Hardcastle Investments, L.P. (a CA Limited Partnership and
shareholder),  dated  September 30, 1998,  unsecured,  for MedShield trade name, interest  payable  in monthly  installments.  The note  balance of $20,000  plus accrued interest of $746 was transferred to MedShield
Corporation as of March 25, 1999.  Note is due December 31, 2000.                                -0-               20,000

Accrued interest due as of December 31, 1998                                                     -0-                  600
                                                                                               ---------       ----------



         TOTAL LONG-TERM DEBT                                                               $    -0-             $ 85,222
                                                                                            ============        =========

         ACCRUED INTEREST PAYABLE ON LONG-TERM DEBT                                         $    -0-             $  1,962
                                                                                            ============        =========

         TOTAL ACCRUED INTEREST PAYABLE ON ALL DEBT                                          $   -0-             $  4,209
                                                                                            ===========          ========




Estimated original maturities on long-term debt is as follows:                                   1999                1998
                                                                                                  ----               ----

                  2000                                                                     $    -0-              $ 85,222
                                                                                           ===========           ========


Interest expense for the periods ended December 31, 1999 and 1998, on all company obligations, was $2,901 and $4,031 respectively.



                                     Page F-10

                                  QUIXIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998



NOTE 5 - OPERATING LEASE
------------------------

During the year ended December 31, 1998, the Company leased office space commencing on December 1, 1998 on a one year lease which will expire on November 30, 1999. Rental expense under this operating lease is $675.00 per month. This lease was also assumed by MedShield Corporation as of March 25, 1999. The lease deposit of $675 was transferred to MedShield Corporation as of March 25, 1999.

NOTE 6 - STOCKHOLDER'S EQUITY
-----------------------------

Authorized - 1,000,000 shares, par value before 1 for 10 reverse split on March 25, 1999 - $0.001. After reverse split, par value increased to $.01 per share. As of July 1, 1998, the effective date Ximedix, Inc. spun-off the Quixit, Inc. subsidiary, the total number of outstanding shares was 690,188. An additional 233,257 shares were issued effective December 31, 1998, to reflect capitalization of development costs for the MediQ Medication Error Computer Software Program and related Quality Improvement System. An additional 76,555 shares were issued prior to March 25, 1999 resulting in total outstanding shares of 1,000,000. Effective March 25, 1999 there was a 1 for 10 reverse stock split resulting in total outstanding shares of 100,000.

On March 30, 1999, BEHC subscribed for 900,000 shares of Quixit, Inc. in exchange for a $25,000 promissory note. This note is payable upon the resale or merger of Quixit, Inc., or from one year from the stock subscription date, whichever is earlier. The monies shall be made payable to MedShield Corporation in consideration of their assumption of Quixit, Inc. liabilities.

NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

During the respective years ended December 31, 1997 and 1998, contract and consulting services of $16,046 and $57,913 were capitalized. Of those totals, $32,170 of the total services converted into common stock was attributable to officers and directors of the Company.

                                     Page F-11

                                  QUIXIT, INC.
                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                                TABLE OF CONTENTS

                                                                      Page

Financial Statements

         Balance Sheets                                               F-2

         Statements of Operations                                     F-3

         Statements of Cash Flows                                     F-4

         Statements of Stockholders' Equity                           F-5

         Notes to Financial Statements                                F-6

                                                   QUIXIT, INC.
                                                   BALANCE SHEET

                                        December 31,                            September 30,
                                               1999                                      2000
                                                                                  (unaudited)
                                       ------------------                 ----------------------


                                               ASSETS

CURRENT ASSETS
Cash                                     $       .00                                       .00
Accounts Receivable                              .00                                       .00
Inventory                                        .00                                       .00
Other Current Assets                             .00                                       .00
                                       ------------------                 ----------------------
TOTAL CURRENT ASSETS                             .00                                       .00

PROPERTY, PLANT AND EQUIPMENT
Machinery and equipment                          .00                                       .00
Less: Accumulated Depreciation                   .00                                       .00
                                       ------------------                 ----------------------
TOTAL PROPERTY, PLANT AND EQUIPMENT              .00                                       .00


OTHER ASSETS
Intangible assets
Product Rights                                   .00                                       .00
Trade Names & Trade Marks                        .00                                       .00
Accumulated Amortization                         .00                                       .00
                                       -------------------             -------------------------
TOTAL OTHER ASSET                                .00                                       .00
                                       -------------------             -------------------------

TOTAL ASSETS                                     .00                                      $.00
                                       ===================             =========================

                                LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
 Accrued expenses
  Accrued Interest Payable              $        .00                       $               .00
 Other current liabilities
  Accounts Payable - Ximedix                     .00                                       .00
 Advances from shareholders                      .00                                  2,500.00
                                       ------------------              -------------------------
  TOTAL CURRENT LIABILITIES                      .00                                  2,500.00

Long-term liabilities
 Long-term debt                                  .00                                       .00

Stockholders Equity
 Common stock                               1,000.00                                 10,000.00
 Common stock subscribed                    9,000.00                                       .00
 Additional paid in capital               125,792.59                                125,792.00
 Retained earnings                       (135,792.59)                              (138,293.00)
                                       -------------------             --------------------------
 TOTAL STOCKHOLDERS EQUITY                       .00                                 (2,500.00)
                                       -------------------             --------------------------

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY    $   .00                       $              (.00)
                                       ===================             ==========================


                                  QUIXIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        UNAUDITED STATEMENT OF OPERATIONS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                                2000             1999
                                           ---------------  ---------------

REVENUES
Operating Revenues                                      -           1,930.47
                                           ---------------  ----------------
TOTAL REVENUES                                          -           1,930.47


COST OF GOODS SOLD
Cost of Sales                                           -             350.58
                                           ---------------  ----------------
TOTAL COST OF GOODS SOLD                                -             350.58


OPERATING COSTS
Advertising & Marketing
Amortization & Depreciation
Legal & Professional                                2,500
Research & Development
General & Administrative
                                           ---------------  ----------------
TOTAL OPERATING COSTS                               2,500          17,162.33

OTHER INCOME (EXPENSE)
Interest Income
Other Income
Interest Expense                                                    2,901.19
                                           ---------------  ----------------
TOTAL OTHER INCOME (EXPENSE)                            -           2,901.19

NET INCOME (LOSS)                                $ (2,500)     $   18,483.63
                                           ===============  ================

Net Loss per Share                                  (0.00)             ($.18)
Weighted Average Common Shares                  1,000,000         100,000

                                  QUIXIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        UNAUDITED STATEMENT OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                                          2000         1999
                                                        ----------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                  $(2,500)    $(18,483)

Adjustments  to  reconcile  net  loss to
  cash  used  in  operating  activities:
Depreciation                                                            32,895
Decrease (increase) in inventories                                       5,140
Decrease in Accounts Receivable                                          1,100
(Increase) Decrease in current assets                                      675
Increase (Decrease) in current liabilities                  2,500      (19,484)
Increase (Decrease) in accrued expenses                                 (4,208)
                                                       -----------  ------------
NET CASH PROVIDED (USED) BY                                     -      (68,157)
OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in fixed assets                                 0      5,690.00
     Investment in intangible assets                            0    156,125.00
                                                       -----------  ------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             0    161,815.00

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from additional paid in capital                   0     58,262.45
     Proceeds from issuance of common stock                     0      9,076.55
     Proceeds (reduction)s from long-term debt                  0    (85,222.00)
     Proceeds from shareholder advances                     2,500    (24,709.00)
     Sale of subsidiary                                         0    (51,139.05)
                                                       -----------  ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         2,500    (93,731.05)



NET INCREASE (DECREASE) IN CASH                                 0    $   (73.00)

CASH AT BEGINNING OF PERIOD                                     0         73.00

CASH AT END OF PERIOD                                         $ 0         $ .00
                                                       ===========  ============


                                  QUIXIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
            FOR THE PERIOD FROM DECEMBER 31, 1999 TO SEPTEMBER 30, 2000

                                      Common          Stock         Paid In         Stock       Accumulated      Total
                                    No./shares      $ Amount        Capital      Subscribed      Deficit
                                  --------------- --------------  -------------  ------------  -------------  -------------

Balance at December 31, 1998          1,000,000          1,000        125,793          9,000      (135,793)             -

Reverse Split                          (900,000)             -              -              -             -              -

Shares issued per
subscription agreement                  900,000          9,000                        (9,000)                           -


Balance at December 31, 1999          1,000,000              -              -              -             -              -


Net loss for the period
ended September 30, 2000                      -              -              -              -        (2,500)        (2,500)

Balance at September 30,
2000                                   1,000,000         10,000       125,793              -      (138,293)        (2,500)
                                  =============== ==============  ============= ============== =============  =============


                                  QUIXIT, INC.
                         NOTES TO FINANCIAL STATEMENTS


1.   PRESENTATION OF INTERIM INFORMATION


In the opinion of the management of Quixit, Inc., the accompanying unaudited financial statements include all normal adjustments considered necessary to present fairly the financial position as of September 30, 2000 and the results of operations for the nine months ended September 30, 2000 and 1999, and cash flows for the nine months ended September 30, 2000. Interim results are not necessarily indicative of results for a full year.

The financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's audited financial statements and notes for the fiscal year ended December 31, 1999, and the reader is cautioned to review the Audited Financial Statements for the year ended December 31, 1999 and accompanying footnotes thereto.

                                INDEX TO EXHIBITS

SK#                        3.1      Articles of Incorporation

                           3.2      Bylaws of Quixit, Inc.






                                       36